June 25, 2012

Mr. Kevin Woody

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re: Mack-Cali Realty Corporation

Form 10-K for the year ended December 31, 2011

Filed on February 9, 2012

File No. 001-13274

Mack-Cali Realty, L.P.

Form 10-K for the year ended December 31, 2011

Filed on February 9, 2012

File No. 333-57103-01

Dear Mr. Woody:

On behalf of Mack-Cali, L.P., (the “Operating Partnership”), and its general partner, Mack-Cali Realty Corporation (the “Corporation,” and together with the Operating Partnership, the “Registrants”), and in connection with the Annual Reports on Form 10-K for the fiscal year ended December 31, 2011 of the Registrants (collectively, the “Reports”), I respectfully submit this letter in response to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 13, 2012 (the “Comment Letter”). For convenience of reference, each comment is recited in bold face type and is followed by the Registrants’ response thereto.  Capitalized terms used herein and not defined shall have the meaning ascribed to such terms in the Reports.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Item 1. Business ,page 3

Recent Developments, page 6

1.                          We note your reference to development activity. To the extent that your future development activity is material, please disclose the anticipated completion date, budgeted costs and costs incurred to date for such activity in future Exchange Act reports. Furthermore, for completed developments, please disclose the development costs per square foot or unit. In addition, please specify whether leasing costs have been included.

Response:                            Although the Registrants have provided a significant portion of the information the Commission has requested regarding our material future development activity and completed developments,  in future filings, we will disclose the anticipated completion date, budgeted costs, costs incurred to date, costs per square foot or unit and whether the development costs include leasing costs for such projects, where applicable.

Item 1A. Risk Factors, page 8

2.                          We note that approximately 14.3% of your rental revenue is leased to the securities, commodity contracts and other financial industries. In future Exchange Act reports, please include a risk factor that highlights this particular risk of tenant-type concentration for your investors or advise us why such disclosure is not necessary.

Response:                            In the first risk factor on page 8 of the Reports, the Registrants discuss certain risks relating to the general economic climate and conditions and note that “[b]ecause our portfolio consists primarily of office and office/flex buildings (as compared to a more diversified real estate portfolio) located principally in the Northeast” the Registrants’ results of operations may be negatively impacted by several factors, including “significant job losses in the financial and professional services industry may occur, which may decrease demand for our office space, causing market rental rates and property values to be negatively impacted.”  In addition, in the risk factor titled “Adverse developments concerning some of our major tenants and industry concentrations could have a negative impact on our revenue” on page 9 of the Reports, the Registrants identify tenant concentration in general terms.

In light of the Staff’s comments, in future filings, the Registrants will expand its risk factor disclosures to highlight that the Registrants derive a portion of its rental revenues from tenants concentrated in specific industries and that the Registrants could be negatively affected if such industries experience adverse conditions in the future.

Item 2. Properties, page 18

3.                          We note that you disclose the “average base rent per square foot.” In future Exchange Act filings, please include disclosure that clarifies how these amounts are calculated. To the extent tenant concessions, such as free rent, or tenant reimbursements are not reflected in the measure, please expand your disclosure to discuss how concessions and reimbursements would impact the calculations. Furthermore, please also disclose average annualized rent per lease square feet based on rent for the year ended rather than on rent for the month ended or advise.

Response:                            The Registrants present footnotes (b) and (d) to the Property Listing on page 28

of the Reports to explain the calculation of “average base rent per square foot.”    Note (b) to the 2011 Base Rent amounts states “Total base rent in 2011, determined in accordance with generally accepted accounting principles (“GAAP”). Substantially all of the leases provide for annual base rents plus recoveries and escalation charges based upon the tenant’s proportionate share of and/or increases in real estate taxes and certain operating costs, as defined, and the pass through of charges for electrical usage.”  Note (d) to the 2011 Average Base Rent Per Sq. Ft. amounts states  “Base Rent for 2011 divided by net rentable square feet leased at December 31, 2011.”

In future filings, the Registrants will more clearly state that the calculations of base rent in accordance with GAAP include the effect of tenant concessions, such as free rent. We also will expand the disclosure to include how tenant reimbursements would impact the calculations.

The Registrants believe that its long standing practice of utilizing the most recent month’s billing amounts in calculating the annualized rent per lease square feet is an appropriate methodology and provides relevant and meaningful information to investors.   We do not believe that using rents for the year ended would present more relevant disclosure, particularly in the case of leases which may have had rent concessions and/or a partial year.”

4.                          To the extent that properties with triple net leases are material, please also provide tenant rating diversification disclosure. Furthermore, please also discuss in your MD&A section how tenant credit quality is monitored and identify any material changes in quality.

Response:                            Although we believe that our triple net leased properties are not currently material, the Registrants will provide tenant rating diversification disclosure if and when properties with triple net leases become material in the future.  In such instance, the Registrants also will discuss material changes in tenant credit quality and how such quality is monitored.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43

5.                          It appears that you view FFO as a key performance indicator. Please include FFO in future Exchange Act periodic reports or advise us why such disclosure is not necessary.

Response:                            In future filings, we will include FFO as part of our MD&A, including the information required by, and presented in a manner consistent with, Item 10(e) of Regulation S-K and Regulation G.

Executive Overview, page 43

6.                            In future Exchange Act reports, please expand your disclosure of your leasing activities to compare new rents on renewed leases to prior rent. Also include the impact of tenant improvement costs and leasing commissions. Provide such disclosure on a square footage basis.

Response:                            In future filings, the Registrants will include disclosure comparing new rents on renewed leases to prior rents, including the impact of tenant improvements and leasing commissions, on a square footage basis.

7.                            We note that leases representing 12.9% of annual base rent are expiring in 2013. In future periodic filings, to the extent you have material lease expirations scheduled for the subsequent period, please expand your disclosure to discuss the relationship between market/current asking rents and the rents on leases expected to expire in the next period.

Response:                            In future filings, to the extent material expirations are scheduled in the subsequent period, the Registrants will include disclosure regarding the relationship between market/current asking rents and the rents on leases expected to expire in the subsequent period.

Financial Statements and Notes

Note 2 — Significant Accounting Policies

Rental Property, pages 72 — 73

8.                            Please revise future periodic reports to disclose the portion of capitalized expenditures related to salaries and benefits. To the extent significant, please expand MD&A to separately disclose and discuss significant fluctuations from year to year. In addition, in your statement of cash flows, please revise to separately present the amounts related to real estate acquisitions, development of real estate and property additions/improvements.

Response:                            In recent years, the Registrants have not engaged in significant development activity and capitalized expenditures related to salaries and benefits have not been significant.  In future filings, the Registrants will disclose the portion of capitalized expenditures related to salaries and benefits for each year presented.  Although fluctuations in such amounts have not been significant in the past few years, we will expand MD&A to disclose fluctuations in such amounts if significant. In addition, we will separately present in our statements of cash flows amounts related to real estate acquisitions, development of real estate and property additions/improvements for each year, as applicable.

9.                            We note you allocate costs incurred between the portions under construction and the portions substantially completed and held available for occupancy. Please tell us and revise future periodic reports to disclose your allocation methodology.

Response:                            In recent years, the Registrants have not engaged in significant development activity and the impact of this policy has not been significant. Under our existing policy, we allocate costs incurred between the portions under construction and the portions substantially completed and held available for occupancy primarily based on a percentage of the relative square footage of each portion.  We will revise disclosure in future filings to clarify this policy accordingly.

On behalf of the Corporation and the Operating Partnership, I hereby confirm that the Corporation and the Operating Partnership each acknowledge that:

•                  It is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss this matter further, please do not hesitate to contact me at 732-590-1000.

Very truly yours,
\
/s/ Barry Lefkowitz
Barry Lefkowitz
Executive Vice President and Chief Financial Officer